

16022352

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Washington DC
409

SEC FILE NUMBER
8- 67669

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/15 (MM/DD/YY) AND ENDING 09/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONSENSUS SECURITIES, LLLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 RIVER RIDGE DRIVE, SUITE 202
(No. and Street)

NORWOOD	MA	02062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ELIZABETH WHITE (617) 437-6500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

142 LOWELL ROAD, UNIT 17 #219	HUDSON	NH	03051
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Securities and Exchange
NOV 29 2016
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ELIZABETH WHITE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONSENSUS SECURITIES, LLLC, as of SEPTEMBER 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

...WEALTH OF MASSACHUSETTS

Elizabeth White personally appeared before me, the undersigned notary public, and proved to me his/her identity through satisfactory evidence, which were personally known to me to be the person whose name is signed on the preceding or attached document in my presence on this 28 day of November 2016.



MAEGHAN H. THOMPSON, Notary Public
My Commission Expires April 25, 2019

Signature

FINOP

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSENSUS SECURITIES LLC

FINANCIAL STATEMENTS

SEPTEMBER 30, 2016

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL. (603) 889-4243

FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Consensus Securities LLC

We have audited the accompanying financial statements of Consensus Securities LLC (a Massachusetts limited liability company), which comprise the statement of financial condition as of September 30, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Consensus Securities LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Consensus Securities LLC as of September 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I has been subjected to audit procedures performed in conjunction with the audit of Consensus Securities LLC's financial statements. The supplemental information is the responsibility of Consensus Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH

November 21, 2016

CONSENUS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2016

ASSETS

Cash and cash equivalents	$	58,585
Receivables from customers, net of allowance for bad debt ($0)		-
Prepaid expenses		1,985
Total assets	$	60,570

LIABILITIES AND MEMBER'S EQUITY

Accounts payable, accrued expenses, and other liabilities	$	3,830
Total liabilities		3,830
Member's equity		56,740
Total liabilities and equity	$	60,570

The accompanying notes are an integral part of these financial statements.

CONSENSUS SECURITIES LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED SEPTEMBER 30, 2016

Revenues:	
Fee income	$ -
Interest income	2
Other income	-
Total revenue	2
Expenses:	
Employee compensation and benefits	$ 77,510
Professional fees	187,536
Occupancy	11,079
Other expenses	40,018
Total expenses	316,143
Net income (loss)	$ (316,141)

The accompanying notes are an integral part of these financial statements.

CONSENSUS SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2016

Member's equity at beginning of year	$	604,416
Member's contributions during the year		118,465
Member's distributions during the year		(350,000)
Net income (loss)		(316,141)
Member's equity at end of year	$	56,740

The accompanying notes are an integral part of these financial statements.

CONSENSUS SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2016

Cash flows from operating activities:		
Net income (loss)		$ (316,141)
Adjustments to reconcile net loss to net cash used by operating activities:		
(Increase) decrease in operating assets:		
Decrease in accounts receivable	$ 36,826	
Decrease in prepaid expenses	489	
Increase (decrease) in operating liabilites:		
Decrease in accounts payable, accrued expenses	(35,861)	
Total adjustments		1,454
Net cash used in operating activities		(314,687)
Cash flows from investing activities:		
Member's contributions		118,465
Member's distributions		(350,000)
Net cash used in investing activities		(231,535)
Cash flows from financing activities:		
None		-
Net decrease in cash		(546,222)
Cash at beginning of the year		604,807
Cash at end of the year		$ 58,585

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ -
Income taxes	$ -

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

CONSENSUS SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2016

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was organized on May 25, 2007 as a Massachusetts Limited Liability Company to conduct business as a registered broker-dealer under the Securities Act of 1934. As a Limited Liability Company the member's liability is limited to their investment. It was founded to provide specialized capital raising and investment banking advisory services to mid-sized companies. The term of the company is for 40 years, terminating in May 2047, unless terminated earlier.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Organizational Structure

The Company has been organized as a Limited Liability Company. Under this form of organization, the member is not liable for the debts of the Company.

Compensated Absences

Employees of the Company are entitled to paid vacations, paid sick days, and personal days off, depending upon the job classification, length of service, and other factors. The accrual cannot be reasonably estimated, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Management's Review for Subsequent Events

Management had evaluated subsequent events through November 21, 2016, the date which the financial statements were available to be issued.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under SEC Rule 15c3-1 was $54,755 at September 30, 2016, which exceeded required net capital of $5,000 by $49,755. The ratio of aggregate indebtedness to net capital at September 30, 2016 was 7.0%.

NOTE 3- INCOME TAXES

The Company is considered a disregarded entity for tax purposes and therefore is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the member's income tax returns.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company shares office space and utilizes the office supplies, furniture, equipment and employees of its member, Consensus Advisors LLC and its affiliate Consensus Advisory Services LLC. The member considers payment of these expenses on the Company's behalf to be capital contributions from the member. During the year ended September 30, 2016 the member paid $77,509 for salaries and benefits, $5,829 for travel expenses, $11,079 for rent, ($2,274) for professional fees, $4,071 for administrative fees and $22,251 for other overhead expenses on the Company's behalf for a total of $118,465 in capital contributions.

In the year ended September 30, 2016, the Company paid a discretionary management fee to its affiliate, Consensus Advisory Services LLC, which was authorized by the Company's member, Consensus Advisors LLC. The $150,000 discretionary management fee is included in professional fees.

As of September 30, 2016, no amount was due to or from a related party.

CONSENSUS SECURITIES LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2016

Total ownership equity from statement of financial condition	$	56,740
Total nonallowable assets from statement of financial condition		(1,985)
Net capital before haircuts on securities positions		54,755
Haircuts on securities		-
Net capital	$	54,755
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition	$	3,830
Total aggregate indebtedness	$	3,830
Percentage of aggregate indebtedness to net capital		7.0%
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of A.I.)	$	255
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	49,755
Excess net capital at 1000%	$	54,372

There were no material differences between the audited and unaudited computation of net capital.

CONSENSUS SECURITIES LLC

SUPPLEMENTAL REVIEW OF EXEMPTION REPORT

SEPTEMBER 30, 2016

BRACE & ASSOCIATES, PLLC
Certified Public Accountant
142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL. (603) 889-4243
FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Consensus Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Consensus Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Consensus Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((2)(i)) (the "exemption provisions") and (2) Consensus Securities LLC stated that Consensus Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Consensus Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Consensus Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH

November 21, 2016

On behalf of Consensus Securities LLC, I, as FINOP, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending September 30, 2016:

- Consensus Securities LLC claims an exemption from SEC Rule 15c3-3 under the k(2)(i) provision.
- Consensus Securities LLC did not hold any customer funds or securities at any time during the year.
- Consensus Securities LLC met the identified exemption provisions throughout the reporting period of October 1, 2015 through September 30, 2016 without exception.



Elizabeth C. White

FINOP